Room 4561

September 19, 2006

Mr. John McAdam
President and Chief Executive Officer
F5 Networks, Inc.
401 Elliott Avenue West
Seattle, WA 98119

> **Re:** **F5 Networks, Inc.**
> **Form 8-K Filed April 20, 2006**
> **Form 8-K Filed July 20, 2006**
> **File No. 000-26041**

Dear Mr. McAdam:

We have reviewed your response letter dated August 23, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed April 20, 2006

1.   Your response to prior comment number 4 indicates that the non-GAAP measures enable investors to evaluate "ongoing" operating results. You also indicate that the measures reflect the economic substance of "core" business operations. It is unclear to us why stock-based compensation is not included in your "ongoing" or "core" operations when such compensation is a performance incentive for employees. While we note that these costs may be subject to only limited management influence or control over the short term, they nonetheless appear to represent part of your operating results. In view of this, it appears that references

to "ongoing" or "core" operations may not be appropriate in this context. Please explain your basis for concluding that these costs are not part of your ongoing or core operations and why you believe such disclosure are appropriate.

Form 8-K Filed July 20, 2006

2.   We note the disclosures in your Form 8-K dated July 20, 2006 regarding the review of your historical stock option granting practices and related accounting and the expected restatement of prior period financial statements. Please tell us the current status of your review and explain what consideration you have given, to date, of the accounting and disclosure implications of SFAS No. 5, "Accounting for Contingencies" and FIN 14, "Reasonable Estimation of the Amount of a Loss." In addition, tell us what consideration you gave to providing disclosure, in your Form 8-K filed on July 20, 2006 or subsequent filings, of this issue's potential impact on the qualification of the Company's stock option plan, claims or litigation by affected option and stockholders, and possible legal or regulatory action by the Internal Revenue Service or other regulatory bodies.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief